EXHIBIT (a)(1)(vi)

CAMDEN NATIONAL CORPORATION

March 24, 2006

Dear Stockholder:

We are pleased to share with you an opportunity regarding your investment in Camden National Corporation (the “Company”). On March 20, 2006, the Board of Directors of Camden National Corporation approved the repurchase of 752,000 common shares of stock through what is commonly referred to as a modified “Dutch Auction” tender offer. We believe this will provide liquidity for stockholders who would like to sell their stock at a premium to the current market price (as determined on March 23, 2006), minimize the cost of selling the shares for the stockholder, as well as the cost to the Company of purchasing shares, and improve earnings per share for the remaining stockholders.

Repurchasing common stock is not new to Camden National Corporation. In 2001, we established the Company’s first common stock repurchase program, and since that time we have repurchased over 705,976 shares of common stock at an average price of $28.03. Based on the success of the common stock repurchase program, we have chosen to offer to repurchase additional shares in a limited time offering to make the process more efficient for both the stockholders and Company.

As part of the modified “Dutch Auction” repurchase program, the Company anticipates issuing trust preferred securities to finance the cost of the purchases. Capital from the proceeds of the trust preferred securities, which will not be dilutive to common stock stockholders, is expected to be part of our regulatory capital base and expected to allow us to maintain our historically strong, “well-capitalized” regulatory rating.

Management and the Board of Directors believe that this repurchase is an efficient use of our capital, based on current market conditions, and will support both stockholders who would like to reduce their interest in the Company, as well as those stockholders who would like to continue as owners.

The offer and the procedures you must follow if you want to tender your common shares are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents. We encourage you to read these documents carefully. Neither Camden National Corporation nor our Board of Directors makes any recommendation to any stockholder as to whether or not to tender any shares.

To assist us with this offer, we have engaged Sandler O’Neill & Partners, L.P. to serve as dealer manager and Georgeson Shareholder Communications, Inc. to serve as information agent. Representatives from Georgeson Shareholder Communications, Inc. may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. In addition, Computershare Trust Company of New York will act as the depositary in the offer. If you need information or additional forms, please call Georgeson Shareholder Communications, Inc., toll free at (800) 868-1366.

Please note that the offer is scheduled to expire at 5:00 p.m., Eastern Daylight Savings Time, on April 21, 2006, unless we give a notice to extend. Again, we encourage you to read carefully the enclosed materials and consult with your financial advisor.

Sincerely,

Robert W. Daigle,

President and Chief Executive Officer